Fortune Rise Acquisition Corporation

13575 58th Street North, Suite 200

Clearwater, Florida 33760

(727) 440-4603

December 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Lauren Pierce Jeff Kauten

Re:	Fortune Rise Acquisition Corporation

Withdrawal of Registration Statement on Form S-4

Registration No. 333-277077

Commission File No. 001-40990

I.R.S. Employer Identification No. 86-1850747

All:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Fortune Rise Acquisition Corporation (the “Company”) hereby requests that the above-captioned Registration Statement on Form S-4 together with all amendments and exhibits thereto (Registration No. 333-277077) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) be withdrawn effective immediately.

The Company confirms that no securities were issued or sold pursuant to the Registration Statement due to the incompletion of the initial business combination. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the Company’s counsel, Mike Bradshaw of Nelson Mullins Riley & Scarborough LLP via email at mike.bradshaw@nelsonmullins.com.

Pursuant to Rule 477(b) of the Securities Act, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

If you have any questions regarding this withdrawal or if you require any additional information, please contact Mike Bradshaw at (202) 689-2808. Thank you for your assistance.

Sincerely,

FORTUNE RISE ACQUISITION CORPORATION

By:	/s/ Ryan Spick
Name: Ryan Spick
Title: Principal Executive Officer

cc:

Mike Bradshaw

Nelson Mullins Riley & Scarborough LLP